UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

FRANKLIN COVEY CO.

(Name of Issuer)

COMMON STOCK, Par Value $0.05 Per Share

(Title of Class of Securities)

353469109

(CUSIP Number)

Peter E. Lorenzen

Munsch Hardt Kopf & Harr P.C.

500 N. Akard Street, Suite 3800

Dallas, TX 75201

(214) 855-7545

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2013

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 353469109	13D/A	Page 2 of 4 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Knowledge Capital Investment Group
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds* OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Common Stock – 3,773,689
	8	Shared Voting Power None
	9	Sole Dispositive Power Common Stock – 3,773,689
	10	Shared Dispositive Power None
11	Aggregate Amount Beneficially Owned By Each Reporting Person Common Stock – 3,773,689
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐*
13	Percent of Class Represented by Amount in Row (11) Common Stock –18.8%**
14	Type Of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

**	Based on the number of outstanding shares as of December 31, 2012 as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 1, 2012.

13D/A

CUSIP No. 353469109	Page 3 of 4 Pages

This Amendment No. 11 amends the Statement on Schedule 13D filed on June 14, 1999, as amended by Amendment Nos. 1 through 10 (the “Schedule 13D”), by Knowledge Capital Investment Group (the “Reporting Person”).

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3 Source and Amount of Funds or Other Consideration

On February 11, 2013, the Reporting Person acquired 432,801 shares of Common Stock through a partial exercise of the Warrant. The exercise was made on a net exercise basis in which the Reporting Person exercised the Warrant with respect to 1,000,000 of the 2,000,000 shares of Common Stock subject to the Warrant and, instead of paying the $8.00 per share exercise price of such shares, received a smaller number of shares of Common Stock having a market value equal to the value of the spread between the market value and the exercise price of the 1,000,000 shares it could have acquired by paying the cash exercise price.

Item 4. Purpose of the Transaction

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended to read in its entirety as follows:

(a) This Statement relates to 3,773,689 shares of Common Stock beneficially owned by the Reporting Person, representing 18.8% of the issued and outstanding shares of Common Stock. Such shares include 1,000,000 shares of Common Stock subject to the Warrant, which may be exercised only on a net basis by the Reporting Person.

Item 5(b) is hereby amended to read in its entirety as follows:

(b) the Reporting Person has the sole power to vote and dispose of the 3,773,689 shares of Common Stock held by it or subject to the Warrant.

Item 5(c) is hereby amended to add the following at the end thereof:

The response to Item 3 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

13D/A

CUSIP No. 353469109	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

KNOWLEDGE CAPITAL INVESTMENT GROUP

By: Inspiration Investments Partners III, L.P.,
Its Manager

By: Inspiration Investments GenPar III, L.P.,
Its General Partner

By HH GenPar Partners
Its General Partner

By: Hampstead Associates, Inc.,
Its Managing General Partner

By:	/s/ Donald J. McNamara
President